                                                                     Exhibit 4
                                      SECURED
                                  PROMISSORY NOTE

$500,000.00                                                       JUNE 9, 1994


            For value received, Thomas S. Johnson ("EXECUTIVE") promises to pay to the order of Golder, Thoma, Cressey, Rauner, Inc. ("GTCR") on June 9, 2001, at its offices in Chicago, Illinois, or such other place as designated in writing by the holder hereof, the aggregate principal sum of $500,000, or so much thereof as may be outstanding from time to time. This Note was issued pursuant to and is subject to the terms of the Equity Purchase Agreement (the "AGREEMENT"), dated as of June 9, 1994, among Global Imaging Systems, Inc., a Delaware corporation (the "COMPANY"), Golder, Thoma, Cressey, Rauner Fund IV Limited Partnership and Executive. Terms not otherwise defined herein shall have the meanings assigned to such terms in the Agreement.

            This Note shall be prepaid in full upon the occurrence of any of the following events: (i) a Sale of the Company (as defined in the Stockholders Agreement); (ii) one year after the closing of the Company's first Qualified Public Offering (as defined in the Stockholders Agreement); or (iii) thirty (30) days after the date of Executive's resignation without Good Reason or termination for Cause (as such terms are defined in the Johnson Executive Agreement).

            Interest will accrue on the outstanding principal amount of this Note at a rate equal to the lesser of (i) 8% per annum simple interest or (ii) the highest rate permitted by applicable law, and shall be payable at such time as the principal of this Note becomes due and payable.

            The amounts due under this Note are secured by a pledge of up to
(i) 5,416.66 shares of the Company's Class A Common Stock and (ii) 1,195.60 shares of the Company's Class B Common Stock.

            In the event Executive fails to pay any amounts due hereunder when due, Executive shall pay to the holder hereof, in addition to such amounts due, all costs of collection, including reasonable attorneys fees.

            Executive, or his successor and assigns, hereby waives diligence, presentment, protest and demand and notice of protest, demand, dishonor and nonpayment of this Note, and expressly agrees that this Note, or any payment hereunder, may be extended from time to time and that the holder hereof may accept security for this Note or release security of this Note, all without in any way affecting the liability of executive hereunder.

            This Note shall be governed by the internal laws. not the laws of conflicts, of the State of Delaware.



                                    /s/ Thomas S. Johnson
                                    -----------------------------------------
                                    Thomas S. Johnson


                                Page 61 of 61 pages